PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

09046405

BY COURIER

No/Date : F/D1-228/18.6.09

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

SEC Mail Processing
Section

JUN 22 2009

Washington, DC
112

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

6/25

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of Public Power Corporation S.A., at its meeting held on June 18, 2009, elected Mr Michail Kefaloyiannis, Economist/Business Owner and Mr Ioannis Papadopoulos, Mechanical Engineer/Economist and Managing Director of Attica Ventures as independent non-executive members, replacing Mr. Spyridon Efstathopoulos and Mr George Sfakianakis, respectively, and will serve for the remaining period of their tenure, that is until 8-1-2010. Short CVs of the two new members are available at the company's website.

Athens 18 June 2009

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1-228/18.6.09

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of Public Power Corporation S.A., at its meeting held on June 18, 2009, elected Mr Michail Kefaloyiannis, Economist/Business Owner and Mr Ioannis Papadopoulos, Mechanical Engineer/Economist and Managing Director of Attica Ventures as independent non-executive members, replacing Mr. Spyridon Efstathopoulos and Mr George Sfakianakis, respectively, and will serve for the remaining period of their tenure, that is until 8-1-2010. Short CVs of the two new members are available at the company's website.

Athens 18 June 2009